Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of TEGNA Inc. for the registration of its common stock, preferred stock, debt securities, depositary shares, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 25, 2015, with respect to the consolidated financial statements and schedule of TEGNA Inc. and the effectiveness of internal control over financial reporting of TEGNA Inc. included in its Annual Report (Form 10-K) for the year ended December 28, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
McLean, Virginia
July 6, 2015